Filed Pursuant to Rule 424(b)(2)

Registration No. 333-289203

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplements, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 1, 2026

Pricing Supplement dated              , 2026

(To Equity Index Underlying Supplement dated August 4, 2025, ETF Underlying Supplement dated August 4, 2025, Prospectus Supplement dated August 4, 2025, and Prospectus dated August 4, 2025)

Marex Group plc

$              Capped Leveraged Buffered Notes Linked to the Worst Performing of the EURO STOXX 50® Index and the iShares® MSCI EAFE ETF due December 29, 2027

►	2.00x upside exposure to any increases in the worst performing of the EURO STOXX 50® Index and the iShares® MSCI EAFE ETF (each, an “Underlying” and together, the “Underlyings”), subject to a Maximum Return of at least 30.00% (to be determined on the Trade Date)

►	Return of principal if the value of the Worst Performing Underlying does not change or decreases by no more than 10%

►	Approximately 1.1111-to-1 downside exposure to any decrease in the value of the Worst Performing Underlying beyond a 10% decline, with up to 100% of the principal at risk

►	Term: Approximately 1.5 years

►	All payments on the Notes are subject to the credit risk of Marex Group plc (“Marex”)

Application has been made for the Capped Leveraged Buffered Notes (the “Notes”) offered hereunder to be admitted to listing and trading on the Vienna Multilateral Trading Facility (“Vienna MTF”) of the Vienna Stock Exchange. The Vienna MTF is not a regulated market as defined by Directive 2014/65/EU (as amended, “MiFID II”). It is, however, a multilateral trading facility (MTF) for purposes of MiFID II.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus, prospectus supplement or underlying supplements. Any representation to the contrary is a criminal offense.

Any offering of the Notes will be made pursuant to Article 1(4) of Regulation (EU) 2017/1129 (as amended), including as it forms part of domestic law of the United Kingdom. Accordingly, no prospectus is required to be published in connection with such offering of the Notes in any member state of the European Economic Area (the "EEA") or the United Kingdom (the "UK"). See page ii of the accompanying prospectus supplement for further restrictions on offers and sales of the Notes in the EEA and the UK.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplements.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $950.00 and $990.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary—Estimated Initial Value” on page PS-3 and “Risk Factors” beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount (1)	Proceeds to Issuer
Per Note	$1,000.00
Total

(1)	Marex Capital Markets Inc. (“MCMI”), an affiliate of ours, will act as the agent for the sale of the Notes. MCMI will purchase the Notes from us at an underwriting discount of up to $5.00 per $1,000 Principal Amount for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-14 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Marex Capital Markets

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplements, the prospectus supplement and the prospectus. See “General” in this document.

Issuer:	Marex Group plc

Principal Amount:	$1,000 per Note

Reference Asset:	The worst performing of the EURO STOXX 50® Index (Bloomberg symbol: SX5E) (the “SX5E”) and the iShares® MSCI EAFE ETF (Bloomberg symbol: EFA) (the “EFA”)

Trade Date:	June 23, 2026

Pricing Date:	June 23, 2026

Original Issue Date:	June 26, 2026

Final Valuation Date:	December 23, 2027, subject to adjustment as described under “Additional Terms of the Notes - Valuation Dates” in the accompanying underlying supplements.

Maturity Date:	December 29, 2027, subject to adjustment as described under “Additional Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplements.

Payment at Maturity:	For each $1,000 Principal Amount of the Notes, you will receive a cash payment on the Maturity Date, calculated as follows:

If the Reference Return of the Worst Performing Underlying is greater than zero, the lesser of:

(a) $1,000 + ($1,000 × Reference Return of the Worst Performing Underlying × Upside Participation Rate); and

(b) $1,000 + ($1,000 × Maximum Return).

If the Reference Return of the Worst Performing Underlying is less than or equal to zero but greater than or equal to the Buffer Percentage:

$1,000.

If the Reference Return of the Worst Performing Underlying is less than the Buffer Percentage:

$1,000 + [$1,000 × (Reference Return of the Worst Performing Underlying + Buffer Amount) × Downside Leverage Factor].

In this case, you will lose approximately 1.1111% of the Principal Amount of your Notes for each percentage point that the Reference Return of the Worst Performing Underlying is below the Buffer Percentage. Accordingly, you may lose up to 100% of the Principal Amount.

Upside Participation Rate:	200.00% (2.00)

Maximum Return:	At least 30.00% (to be determined on the Trade Date).

Buffer Percentage:	-10.00%

Buffer Amount:	10.00%

Downside Leverage Factor:	100/90, which equals approximately 111.11%

Worst Performing

Underlying:	The Underlying with the lowest Reference Return.

Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: Final Value – Initial Value Initial Value

Initial Value:	With respect to each Underlying, its Closing Value on the Pricing Date. The Initial Value of the EFA is subject to adjustment as described under “Additional Terms of the Notes—Anti-Dilution Adjustments” in the ETF underlying supplement.

Final Value:	With respect to each Underlying, its Closing Value on the Final Valuation Date.

Closing Value:	The Closing Level or the Closing Price, as applicable, of an Underlying.

CUSIP / ISIN:	56653LBL8 / US56653LBL80

Form of Notes:	Book-Entry

PS-2

Listing:	Application has been made for the Notes to be admitted to listing and trading on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.

Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this document relates. See “Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”

Calculation Agent:	Marex Financial, one of our affiliates

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

PS-3

GENERAL

This document relates to an offering of Notes linked to the Underlyings. The purchaser of a Note will acquire a senior unsecured debt security of Marex. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Underlyings or any security included in or held by any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated August 4, 2025 (the “prospectus”), the prospectus supplement dated August 4, 2025 (the “prospectus supplement”), the Equity Index Underlying Supplement dated August 4, 2025 (the “index underlying supplement”), and the ETF Underlying Supplement dated August 4, 2025 (the “ETF underlying supplement” and together with the index underlying supplement, the “underlying supplements”). If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or underlying supplements, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-7 of this document, page S-1 of the prospectus supplement and page S-1 of the underlying supplements, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “Marex”, “we”, “us” and “our” are to Marex Group plc. References to “Index,” “Worst Performing Index,” “Fund” or “Worst Performing Fund” in the underlying supplements will be references to “Underlying” or “Worst Performing Underlying” in this document. Certain terms used but not defined herein will have the meanings set forth in the underlying supplements, the prospectus supplement or the prospectus.

You may access the underlying supplements, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

►	The index underlying supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312525172164/d92960d424b2.htm

►	The ETF underlying supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312525172158/d95057d424b2.htm

►	The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312525172136/d87748d424b2.htm

►	The prospectus at: https://www.sec.gov/Archives/edgar/data/1997464/000119312525172120/d87748d424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying MCMI. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PS-4

PAYMENT ON THE NOTES

On the Maturity Date, for each $1,000 Principal Amount of the Notes, we will pay you the Payment at Maturity, which is an amount in cash, calculated as follows:

If the Reference Return of the Worst Performing Underlying is greater than zero, the lesser of:

(a)   $1,000 + ($1,000 × Reference Return of the Worst Performing Underlying × Upside Participation Rate); and

(b)   $1,000 + ($1,000 × Maximum Return*).

*At least 30.00% (to be determined on the Trade Date)

If the Reference Return of the Worst Performing Underlying is less than or equal to zero but greater than or equal to the Buffer Percentage:

$1,000 (zero return).

If the Reference Return of the Worst Performing Underlying is less than the Buffer Percentage:

$1,000 + [$1,000 × (Reference Return of the Worst Performing Underlying + Buffer Amount) × Downside Leverage Factor].

In this case, you will lose approximately 1.1111% of the Principal Amount of your Notes for each percentage point that the Reference Return of the Worst Performing Underlying is below the Buffer Percentage. Accordingly, you may lose up to 100% of the Principal Amount.

Interest

The Notes will not pay interest.

PS-5

INVESTOR SUITABILITY

The Notes may be suitable for you if:

►	You are a retail investor outside the EEA and the UK or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).

►	You are an investor with the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances .

►	You have the necessary knowledge and/or experience with structured products and are prepared to accept the corresponding risks.

►	You seek an investment with an enhanced return linked to the potential positive performance of the Worst Performing Underlying and you believe that the value of the Worst Performing Underlying will increase moderately over the term of the Notes.

►	You are willing to invest in the Notes based on the Maximum Return, which may limit your return on the Notes.

►	You are willing to make an investment that is exposed to the negative Reference Return on a leveraged basis for each percentage point that the Reference Return of the Worst Performing Underlying is below the Buffer Percentage.

►	You are willing to lose all of the Principal Amount.

►	You understand that the return on the Notes will depend solely on the performance of the Worst Performing Underlying and consequently, the Notes are riskier than alternative investments linked to only one of the Underlyings or linked to a basket composed of the Underlyings.

►	You are willing to forgo the dividends or other distributions paid on the EFA or the stocks included in or held by an Underlying.

►	You do not seek current income from your investment.

►	You are willing to hold the Notes to maturity.

►	You do not seek an investment for which there will be an active secondary market.

►	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by Marex or another issuer with a similar credit rating.

►	You are comfortable with the creditworthiness of Marex, as Issuer of the Notes.

The Notes may not be suitable for you if:

►	You are a retail investor in the EEA or the UK (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).

►	You are an investor without the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.

►	You do not have the necessary knowledge and/or experience with structured products and are not prepared to accept the corresponding risks.

►	You believe that the Reference Return of the Worst Performing Underlying will be negative or that it will not be sufficiently positive to provide you with your desired return.

►	You are unwilling to invest in the Notes based on the Maximum Return, which may limit your return at maturity.

►	You are unwilling to make an investment that is exposed to the negative Reference Return of the Worst Performing Underlying on a leveraged basis for each percentage point that the Reference Return of the Worst Performing Underlying is below the Buffer Percentage.

►	You seek an investment that provides full return of principal.

►	You seek exposure to a basket composed of the Underlyings or a similar investment in which the overall return is based on a blend of the performances of the Underlyings, rather than solely on the Worst Performing Underlying.

►	You prefer to receive the dividends or other distributions paid on the EFA or the stocks included in or held by an Underlying.

►	You seek current income from your investment.

►	You are unable or unwilling to hold the Notes to maturity.

►	You seek an investment for which there will be an active secondary market.

►	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by Marex or another issuer with a similar credit rating.

►	You are not willing or are unable to assume the credit risk associated with Marex, as Issuer of the Notes.

PS-6

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplements. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and underlying supplements.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and underlying supplements including the explanation of risks relating to the Notes described in the following sections:

►	“—Risks Related to Note Issuances” in the prospectus supplement;

►	“—General risks related to an Index” in the index underlying supplement; and

►	“—General risks related to a Fund” in the ETF underlying supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

You may lose some or all of the principal at maturity.

The Notes do not guarantee any return of principal. You will be exposed to any decrease in the Final Value of the Worst Performing Underlying from its Initial Value beyond the Buffer Amount on a leveraged basis. Accordingly, if the Reference Return of the Worst Performing Underlying is less than the Buffer Percentage, your Payment at Maturity will be less than the Principal Amount of your Notes, and you will lose some or all of your investment at maturity.

The return on the Notes will be limited by the Maximum Return.

You will not participate in any appreciation in the value of the Worst Performing Underlying (as multiplied by the Upside Participation Rate) beyond the Maximum Return. You will not receive a return on the Notes greater than the Maximum Return.

The amount payable on the Notes is not linked to the value of the Worst Performing Underlying at any time other than on the Final Valuation Date.

The Final Value of the Worst Performing Underlying will be its Closing Value on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Worst Performing Underlying increases during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Initial Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Worst Performing Underlying prior to such decrease. Although the actual value of the Worst Performing Underlying on the Maturity Date or at other times during the term of the Notes may be higher than its Final Value, the Payment at Maturity will be based solely on the Closing Value of the Worst Performing Underlying on the Final Valuation Date.

The Notes are subject to the full risks of the Worst Performing Underlying and will be negatively affected if any Underlying performs poorly, even if any other Underlying performs favorably.

You are subject to the full risks of the Worst Performing Underlying. If the Worst Performing Underlying performs poorly, you will be negatively affected, even if any other Underlying performs favorably. The Notes are not linked to a basket composed of the Underlyings, where the better performance of one Underlying could offset the poor performance of any other Underlying. Instead, you are subject to the full risks of the Worst Performing Underlying on the Final Valuation Date. As a result, the Notes are riskier than an alternative investment linked to only one of the Underlyings or linked to a basket composed of the Underlyings. You should not invest in the Notes unless you understand and are willing to accept the full downside risks of the Worst Performing Underlying.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Risks Relating to the Reference Asset

The Notes are subject to risks associated with non-U.S. companies.

The value of each Underlying depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of an Underlying and, as a result, the value of the Notes.

PS-7

The Notes will not be adjusted for changes in exchange rates.

Although the equity securities that are included in the SX5E are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the SX5E and therefore your Notes. The amount we pay in respect of your Notes on the Maturity Date, if any, will be determined solely in accordance with the procedures described in this document.

The Notes are subject to currency exchange risk.

The prices of the securities held by the EFA are converted into U.S. dollars for purposes of calculating the NAV of the EFA. As a result, your Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the EFA trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the EFA denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the EFA will be adversely affected and the return on the Notes may be reduced.

Changes that affect the SX5E may affect the value of the SX5E and the return on the Notes.

The policies of the Reference Sponsor of the SX5E concerning additions, deletions and substitutions of the stocks included in the SX5E , and the manner in which the Reference Sponsor takes account of certain changes affecting those stocks, may adversely affect the value of the SX5E. The policies of the Reference Sponsor with respect to the calculation of the SX5E could also adversely affect the value of the SX5E. The Reference Sponsor may discontinue or suspend calculation or dissemination of the SX5E. Any such actions could adversely affect the value of the SX5E and the value of and the return on the Notes.

The performance of the EFA may not correlate with the performance of its underlying assets as well as the net asset value per share of the EFA, especially during periods of market volatility.

The performance of the EFA and that of its underlying assets generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the EFA may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying assets. This could be due to, for example, the EFA holding assets that are not related to the underlying assets, the temporary unavailability of certain assets in the secondary market, the performance of any derivative instruments held by the EFA, differences in trading hours between the EFA and the underlying assets, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the EFA are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the EFA may differ from its net asset value (“NAV”) per share; shares of the EFA may trade at, above, or below its NAV per share.

During periods of market volatility, certain assets held by the EFA may be unavailable in the secondary market, market participants may be unable to calculate accurately the NAV per share of the EFA and the liquidity of the EFA may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the EFA. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the EFA. As a result, under these circumstances, the market value of shares of the EFA may vary substantially from the NAV per share of the EFA.

For the foregoing reasons, the performance of the EFA may not match the performance of its underlying assets over the same period. Because of this variance, the return on the Notes, to the extent dependent on the performance of the EFA, may not be the same as an investment directly in the securities, commodities, or other assets held by the EFA or the same as a debt security with a return linked to the performance of such underlying assets.

General Risk Factors

The Notes are subject to our credit risk.

Marex may partially or wholly fail to meet their obligations under the Notes. Investors should therefore take the creditworthiness of Marex and its subsidiaries into account in their investment decision. Credit risk means the risk of insolvency or illiquidity of an issuer, i.e. a potential, temporary or final inability to fulfil their interest and repayment obligations on time. An increased insolvency risk is typical of issuers that have a low creditworthiness. The payment of any amount due on the Notes is subject to the credit risk of Marex. The Notes are senior unsecured debt obligations of Marex, and are not, either directly or indirectly, an obligation of any third party. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to the credit risk of Marex and to changes in the market’s view of its creditworthiness

The Notes are not bank deposits and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation, the UK Financial Services Compensation Scheme or any other government or governmental or private agency or deposit protection scheme in any jurisdiction. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to Marex’s credit risk and to changes in the market’s view of Marex’s creditworthiness. The payment of any amount due on the Notes is not guaranteed by any entity.

The Notes are not insured against loss by any third parties; you can depend only on our earnings and assets for any payment on the Notes.

The Notes will be solely our obligations, and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the Notes.

PS-8

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates’ internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which MCMI may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the EFA or the stocks included in or held by the Underlyings.

As a holder of the Notes, you will not have any ownership interest in the EFA or the stocks included in or held by the Underlyings, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the EFA or the stocks included in or held by the Underlyings.

The Notes lack liquidity.

The Notes are a new issue of securities for which there is no established market. Although we will apply for the Notes to be listed for trading on the Vienna MTF, we cannot provide you with any assurance regarding whether the Notes will become or remain listed or whether a trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of holders of the Notes to sell their Notes or the price at which holders may be able to sell their Notes. The listing application will be subject to approval by the Vienna Stock Exchange. There can be no assurance that application for listing and admission to trading will be granted or than an active trading market in the Notes will develop. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the Notes at any time. In addition, MCMI is not required to offer to purchase the Notes in the secondary market. Even if a secondary market were to develop, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MCMI is willing to buy the Notes.

Potential conflicts of interest may exist.

Marex and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. Following the occurrence of certain events – relating to the Issuer, the Issuer's hedging arrangements, the Underlying(s), taxation, the relevant currency or other matters – outside of the Issuer's control, the calculation agent may determine in its discretion to take one of the actions available to it in order to deal with the impact of such event on the Notes or the Issuer or both. These actions may include (i) adjustment to the terms and conditions of the Notes, (ii) substitution of the Underlying(s)

PS-9

and/or (iii) early redemption or exercise of the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. Any such discretionary determination by the Issuer or the calculation agent could have a negative impact on the value of the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might adversely affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

PS-10

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Value of any Underlying relative to its Initial Value. We cannot predict the Closing Value of any Underlying at any time during the term of the notes, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any Underlying or return on the Notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table and examples below illustrate the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Worst Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described below assume that the Notes are held to maturity. The following table and examples assume the following:

Principal Amount:	$1,000
Hypothetical Initial Value of the Worst Performing Underlying:	100.00
Hypothetical Maximum Return:	30.00%
Upside Participation Rate:	200.00%
Downside Leverage Factor:	100/90, which equal approximately 111.11%
Buffer Percentage:	-10.00%
Buffer Amount:	10.00%

Hypothetical Final Value of the Worst Performing Underlying	Hypothetical Reference Return of the Worst Performing Underlying	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
200.00	100.00%	$1,300.00	30.00%
180.00	80.00%	$1,300.00	30.00%
160.00	60.00%	$1,300.00	30.00%
140.00	40.00%	$1,300.00	30.00%
120.00	20.00%	$1,300.00	30.00%
115.00	15.00%	$1,300.00	30.00%(1)
110.00	10.00%	$1,200.00	20.00%
105.00	5.00%	$1,100.00	10.00%
102.00	2.00%	$1,040.00	4.00%
100.00(2)	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
92.00	-8.00%	$1,000.00	0.00%
90.00	-10.00%(3)	$1,000.00	0.00%
85.00	-15.00%	$944.44	-5.56%
80.00	-20.00%	$888.89	-11.11%
60.00	-40.00%	$666.67	-33.33%
40.00	-60.00%	$444.44	-55.56%
20.00	-80.00%	$222.22	-77.78%
0.00	-100.00%	$0.00	-100.00%

(1)	The return on the Notes cannot exceed the Maximum Return.
(2)	The hypothetical Initial Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Initial Value of any Underlying.
(3)	This is the Buffer Percentage.

PS-11

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes assuming that the Notes are held to maturity.

Example 1: The Reference Return of the Worst Performing Underlying Is 50.00%.

Because the Reference Return of the Worst Performing Underlying multiplied by the Upside Participation Rate exceeds the Maximum Return, the Payment at Maturity would be $1,300.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Return)

= $1,000 + ($1,000 × 30.00%)

= $1,300.00

Example 1 shows that the return on the Notes will not exceed the Maximum Return, regardless of the extent to which the value of the Worst Performing Underlying increases.

Example 2: The Reference Return of the Worst Performing Underlying Is 2.00%.

Because the Reference Return of the Worst Performing Underlying multiplied by the Upside Participation Rate does not exceed the Maximum Return, the Payment at Maturity would be $1,040.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Worst Performing Underlying × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 200%)

= $1,040.00

Example 2 shows that the Notes provide a leveraged return if the Reference Return of the Worst Performing Underlying multiplied by the Upside Participation Rate does not exceed the Maximum Return.

Example 3: The Reference Return of the Worst Performing Underlying Is -5.00%.

Because the Reference Return of the Worst Performing Underlying is less than or equal to zero but greater than or equal to the Buffer Percentage, the Payment at Maturity would be $1,000.00 per $1,000 Principal Amount.

Example 3 shows that the Payment at Maturity will equal the Principal Amount if the Reference Return of the Worst Performing Underlying is less than or equal to zero but greater than or equal to the Buffer Percentage, although the value of the Worst Performing Underlying has decreased moderately.

Example 4: The Reference Return of the Worst Performing Underlying Is -80.00%.

Because the Reference Return of the Worst Performing Underlying is less than the Buffer Percentage, the Payment at Maturity would be $222.22 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return of the Worst Performing Underlying + Buffer Amount) × Downside Leverage Factor]

= $1,000 + [$1,000 × (-80.00% + 10.00%) × 100/90]

= $222.22

Example 4 shows that you are exposed on a leveraged basis to any decrease in the value of the Worst Performing Underlying by more than the Buffer Amount. You may lose up to 100% of your Principal Amount.

PS-12

DESCRIPTION OF THE REFERENCE ASSET

Description of the SX5E

The SX5E is derived from the EURO STOXX index and represents the performance of the 50 largest companies among the 20 supersectors in terms of free-float market capitalization in the Eurozone. The SX5E has a fixed number of components and is part of the STOXX blue-chip index family. The SX5E captures about 60% of the free-float market cap of the EURO STOXX Total Market Index (TMI).

For more information about the SX5E, see "Index Descriptions—The EURO STOXX 50® Index" on page S-12 of the accompanying index underlying supplement.

Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing values from May 29, 2021 through May 29, 2026. We obtained the closing values below from Bloomberg L.P. (“Bloomberg”). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the SX5E should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Value of the SX5E on the Final Valuation Date.

Description of the EFA

The EFA seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the MSCI EAFE Index, which is designed to captures large- and mid-cap representation across certain developed markets countries around the world, excluding the United States and Canada. Shares of the EFA are listed and trade on the NYSE Arca under the symbol “EFA”.

For more information about the EFA, see "Reference Sponsors and Funds—The iShares® MSCI EAFE ETF" beginning on page S-52 of the accompanying ETF underlying supplement.

Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing values from May 29, 2021 through May 29, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the EFA should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Value of the EFA on the Final Valuation Date.

PS-13

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed MCMI, an affiliate of Marex, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, MCMI will purchase the Notes from Marex at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI proposes to offer the Notes at the price to public set forth on the cover page of this document. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers.

An affiliate of Marex has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the Notes to you.

In addition, MCMI or another of our affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of each holder’s investment in the Notes are uncertain. There are no Treasury Regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. By purchasing the Notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each Note as a pre-paid executory contract for U.S. federal income tax purposes. In the opinion of our counsel, Mayer Brown LLP, it would generally be reasonable to treat the Notes as pre-paid executory contracts in respect of the Underlyings for U.S. federal income tax purposes.

In addition, subject to the discussion in the accompanying prospectus supplement regarding section 1260 of the Code, a U.S. Holder should generally recognize capital gain or loss upon redemption, sale or maturity or other taxable disposition of such holder’s Notes in an amount equal to the difference between the amount realized at such time and such holder’s tax basis in such Notes. In general, a U.S. Holder’s tax basis in the Notes will equal the holder’s cost for the Notes. Such gain or loss should generally be long-term capital gain or loss if a U.S. Holder has held the Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding this risk.

The U.S. federal income tax consequences of a U.S. Holder’s investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described above. Please see the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations” and in particular the discussion under "U.S. Federal Income Tax Considerations —U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts” and the discussion in the accompanying prospectus under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”.

Non-U.S. Holders should review the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations — Non-U.S. Holders” for a discussion of the U.S. federal income tax consequences applicable to Non-U.S. Holders.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury Regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. We expect that the delta of the Notes will not be one, and therefore, we expect that Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or an applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ABOVE DESCRIBED CHARACTERIZATION OF THE NOTES AND ANY POSSIBLE ALTERNATIVE CHARACTERIZATIONS OF THE NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

PS-14